UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. _____)*


                        Global Life Sciences, Inc.
------------------------------------------------------------------------------
                             (Name of Issuer)

                       Common Stock, $.001 par value
------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                379374 10 1
                 -------------------------------------------
                              (CUSIP Number)

                             Lankower Strasse
                         11-13, Schwerin, Germany
                              011491723162354
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)


                             November 18, 2003
            ----------------------------------------------------
               (Date of Event which Requires Filing of this
                                Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                              SCHEDULE 13D
--------------------                                    -------------------
CUSIP No. 379374101                                      Page 2 of 7 Pages
--------------------                                    -------------------



------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Prof. Dr. Dr. Hans-Jurgen Reimann

------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See          (a) [X]
        Instructions)                                                 (b) [ ]


------------------------------------------------------------------------------
  3     SEC USE ONLY


------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)

        OO

------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
        PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        German

------------------------------------------------------------------------------
               7    SOLE VOTING POWER

 NUMBER OF          16,680,000
  SHARES      ----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
 OWNED BY
   EACH             0
 REPORTING    ----------------------------------------------------------------
  PERSON       9    SOLE DISPOSITIVE POWER
   WITH
                    16,680,000
              ----------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    0

------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,680,000, does not include 1,000,000 shares owned by Dr. A.
        Reimann, as to which shares the reporting person disclaims beneficial ownership
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)

        X
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.3%  (does not include 1,000,000 shares held by Prof.
        Reimann's wife, Dr. Antje Reimann)
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
------------------------------------------------------------------------------






                              SCHEDULE 13D
--------------------                                    -------------------
CUSIP No. 379374101                                      Page 3 of 7 Pages
--------------------                                    -------------------



Item 1.   Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value (the "Common Stock"), of Global Life Sciences, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located c/o 2020 Main Street, Suite 600, Irvine, CA 92614. "Global Life Sciences, Inc." is the current name of a Nevada corporation formerly known as "Too Gourmet, Inc.," following the transactions described in Items 2 and 3, below.

Item 2.   Identity and Background.

  (a) The name of the person filing this statement is Prof. Dr. Dr. Hans-Jurgen Reimann ("Prof. Reimann").
  (b)  Prof. Reimann's address is Lankower Strasse 11-13, Schwerin, Germany.
  (c) Prof. Dr. Dr. Hans-Jurgen Reimann will be the Chairman of the Board, President, and Chief Executive Officer of Global Life Sciences, Inc. effective as November 18, 2003. Between 1997 and 1999, he was the medical director or AIT - special laboratory in Schwerin, Germany. Thereafter, he served as the Chief Executive Officer of the Acquired Business. Further, during the past ten years, he has been affiliated with the Medical School of NYU / Mount Sinai Lab of Immunologic Allergology, where, since 1996, he has served as a guest professor. Prof. Reimann is the husband of Dr. Antje Reimann, who is also a reporting person herein.
  (d) During the last five (5) years, Prof. Reimann has not been convicted in a criminal proceeding.
  (e) During the last five (5) years, Prof. Reimann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
  (f)  Prof. Reimann is a German citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     The consideration for the purchase of the shares was Prof. Reimann's interest in the business and assets of Internationale Fachklinik, a German company owned by Prof. Reimann and his wife, Dr. A. Reimann (the "Transaction"). The acquisition of Internationale Fachklinik is memorialized in that certain Asset Purchase and Sale Agreement, with an effective date of September 22, 2003, by and among Prof. Reimann, Dr. A. Reimann, Too Gourmet, Inc., a Nevada corporation, and Global Life Sciences, Inc., a Nevada corporation formed as its wholly-owned subsidiary to effectuate the above-referenced Transaction.

Item 4.   Purpose of Transaction.

     On November 18, 2003, Prof. Reimann became the record and beneficial holder of 16,680,000 shares of the Common Stock of the Company as a result of the Transaction, which shares he holds for investment purposes. On November 18, 2003, Prof. Reimann's wife, Dr. A. Reimann, became the record and beneficial holder of 1,000,000 shares of the Common Stock of the Company as a result of the Transaction, which shares she holds for investment purposes and, as to which shares, Prof. Reimann disclaims beneficial ownership. Except as a result of the Transaction, Prof. Reimann does not have any plans or proposals that relate to or would result in:

  * The acquisition by any persons of additional securities of the Company, or the disposition of securities of the Company;

  * An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

  * A sale of a material amount of assets of the Company or any of its subsidiaries;

  * Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

  * Any material change in the present capitalization or dividend policy of the Company;

  * Any other material change in the Company's business or corporate structure;






                              SCHEDULE 13D
--------------------                                    -------------------
CUSIP No. 379374101                                      Page 4 of 7 Pages
--------------------                                    -------------------



  * Changes in the Company's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

  * Causing the Common Stock of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  * Causing the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

  *  Any other action similar to any of these enumerated above.

provided that, Prof. Reimann, in his capacity as Chairman of the Board, Chief Executive Officer and President of the Company, reserves the right to take any action, including those enumerated above, that is deemed to be in the best interest of the Company and was approved by the Board of Directors of the Company.

Item 5.   Interest in Securities of the Issuer.

     Prof. Reimann owns of record and beneficially 16,680,000 shares of the Common Stock of the Company, representing 51.3% of all shares of the Common Stock of the Company. He has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of such 16,680,000 shares. Prof. Reimann's wife, Dr. A. Reimann, owns of record and beneficially 1,000,000 shares of the Common Stock of the Company, representing 3.1% of all shares of the Common Stock of the Company. She has the sole power to vote or direct a vote and sole power to dispose or to direct the disposition of such 1,000,000 shares and Prof. Reimann disclaims beneficial ownership of such shares. Other than set forth herein, Prof. Reimann does not have any other interest, either of record or beneficially, in the Common Stock of the Company. While Prof. Reimann and Dr. A. Reimann are spouses, each such individual disclaims beneficial interest over the other's shares and neither exerts control over the ownership, voting, or disposition of these shares by the other.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to be filed as Exhibits.


     A. Asset Purchase and Sale Agreement by and among Prof. Dr. Dr. Hans-Jurgen Reimann and Dr. Antje Reimann, German citizens, and Global Life Sciences, Inc., a Nevada corporation in formation and Too Gourmet, Inc., a Nevada corporation, with an effective date of September 22, 2003, incorporated by reference from Exhibit 10.1 to the 8-K filed on November 5, 2003.


                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    November 18, 2003



                                   /S/  PROF. DR. DR. HANS-JURGEN REIMANN
                                   --------------------------------------
                                   Prof. Dr. Dr. Hans-Jurgen Reimann








                              SCHEDULE 13D
--------------------                                    -------------------
CUSIP No. 379374101                                      Page 5 of 7 Pages
--------------------                                    -------------------



------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Dr. Antje Reimann

------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See          (a) [X]
        Instructions)                                                 (b) [ ]


------------------------------------------------------------------------------
  3     SEC USE ONLY


------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)

        OO

------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
        PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        German

------------------------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
  SHARES            1,000,000
BENEFICIALLY  ----------------------------------------------------------------
 OWNED BY      8    SHARED VOTING POWER
   EACH
 REPORTING    ----------------------------------------------------------------
  PERSON       9    SOLE DISPOSITIVE POWER
   WITH
                    1,000,000
              ----------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    0

------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000,000, does not include 16,680,000 shares owned by Prof.
        Reimann, as to which shares the reporting person disclaims beneficial ownership
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)

        X
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.1%  (does not include 16,680,000 shares held by Dr. A.
        Reimann's husband, Prof. Reimann)
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
------------------------------------------------------------------------------








                              SCHEDULE 13D
--------------------                                    -------------------
CUSIP No. 379374101                                      Page 6 of 7 Pages
--------------------                                    -------------------



Item 1.   Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value (the "Common Stock"), of Global Life Sciences, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located c/o 2020 Main Street, Suite 600, Irvine, CA 92614. "Global Life Sciences, Inc." is the current name of a Nevada corporation formerly known as "Too Gourmet, Inc.," following the transactions described in Items 2 and 3, below.

Item 2.   Identity and Background.

  (a)  The name of the person filing this statement is Dr. Antje Reimann
       ("Dr. A. Reimann").
  (b)  Dr. A. Reimann's address is Lankower Strasse 11-13, Schwerin, Germany.
  (c) Dr. A. Reimann will serve as a Director of Global Life Sciences, Inc. effective as November 18, 2003. In March of 1978, Dr. A. Reimann commenced her medical practice in Munich, Germany, specializing in the areas of macular disease and allergies. Dr. A. Reimann is the wife of Prof. Reimann, who is also a reporting person herein.
  (d) During the last five (5) years, Dr. A. Reimann has not been convicted in a criminal proceeding.
  (e) During the last five (5) years, Dr. A. Reimann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
  (f)  Dr. A. Reimann is a German citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     The consideration for the purchase of the shares was Dr. A. Reimann's interest in the business and assets of Internationale Fachklinik, a German company owned by Dr. A. Reimann and her husband, Prof. Reimann (the "Transaction"). The acquisition of Internationale Fachklinik is memorialized in that certain Asset Purchase and Sale Agreement, with an effective date of September 22, 2003, by and among Prof. Reimann, Dr. A. Reimann, Too Gourmet, Inc., a Nevada corporation, and Global Life Sciences, Inc., a Nevada corporation formed as its wholly-owned subsidiary to effectuate the above-referenced Transaction.

Item 4.   Purpose of Transaction.

     On November 18, 2003, Dr. A. Reimann became the record and beneficial holder of 1,000,000 shares of the Common Stock of the Company as a result of the Transaction, which shares she holds for investment purposes. On November 18, 2003, Dr. A. Reimann's husband, Prof. Reimann, became the record and beneficial holder of 16,680,000 shares of the Common Stock of the Company as a result of the Transaction, which shares he holds for investment purposes, and, as to which shares Dr. A. Reimann disclaims beneficial ownership. Except as a result of the Transaction, Dr. A. Reimann does not have any plans or proposals that relate to or would result in:

  * The acquisition by any persons of additional securities of the Company, or the disposition of securities of the Company;

  * An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

  * A sale of a material amount of assets of the Company or any of its subsidiaries;

  * Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

  * Any material change in the present capitalization or dividend policy of the Company;

  * Any other material change in the Company's business or corporate structure;

  * Changes in the Company's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;







                              SCHEDULE 13D
--------------------                                    -------------------
CUSIP No. 379374101                                      Page 7 of 7 Pages
--------------------                                    -------------------



  * Causing the Common Stock of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  * Causing the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

  *  Any other action similar to any of these enumerated above.

provided that, Dr. A. Reimann, in her capacity as a director of the Company, reserves the right to take any action, including those enumerated above, that is deemed to be in the best interest of the Company and was approved by the Board of Directors of the Company.

Item 5.   Interest in Securities of the Issuer.

     Dr. A. Reimann owns of record and beneficially 1,000,000 shares of the Common Stock of the Company, representing 3.1% of all shares of the Common Stock of the Company. She has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of such 1,000,000 shares. Dr. A. Reimann's husband, Prof. Reimann, owns of record and beneficially 16,680,000 shares of the Common Stock of the Company, representing 51.3% of all shares of the Common Stock of the Company. He has the sole power to vote or direct a vote and sole power to dispose or to direct the disposition of such 16,680,000 shares and Dr. A. Reimann disclaims beneficial ownership of such shares. Other than set forth herein, Dr. A. Reimann does not have any other interest, either of record or beneficially, in the Common Stock of the Company. While Prof. Reimann and Dr. A. Reimann are spouses, each such individual disclaims beneficial interest over the other's shares and neither exerts control over the ownership, voting, or disposition of these shares by the other.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to be filed as Exhibits.


     A. Asset Purchase and Sale Agreement by and among Prof. Dr. Dr. Hans-Jurgen Reimann and Dr. Antje Reimann, German citizens, and Global Life Sciences, Inc., a Nevada corporation in formation and Too Gourmet, Inc., a Nevada corporation, with an effective date of September 22, 2003, incorporated by reference from Exhibit 10.1 to the 8-K filed on November 5, 2003.


                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    November 18, 2003



                                   /S/  DR. ANTJE REIMANN
                                   -----------------------
                                   Dr. Antje Reimann